Independent Accountant's Report
                         -------------------------------


Citibank Credit Card Issuance Trust, as Issuer
c/o Bankers Trust Company, as Trustee

Citibank (South Dakota), N.A., as Managing Beneficiary

We have examined the accompanying assertion made by Citibank South Dakota's ("CBSD") management on Citibank Credit Card Issuance Trust's ("Issuer") compliance with Article IX, Section 907 of the Indenture, dated as of September 26, 2000, between the Issuer and Bankers Trust Company, as Trustee for the period from September 26, 2000 to December 31, 2000. Management is responsible for the Issuer's compliance with Article IX, Section 907 of the Indenture, including the accuracy of the mathematical calculations of each amount set forth in the Issuer's Report, delivered each month pursuant to Section 907, using CBSD's computer reports which were the source of such amounts. Our responsibility is to express an opinion on management's assertion about the Issuer's compliance based upon our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Issuer's compliance with the aforementioned provision of the Indenture and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Issuer's compliance with that provision.

In our opinion, management's assertion that the Issuer was materially in compliance with Article IX, Section 907 of the Indenture, including the accuracy of the related mathematical calculations, for the period from September 26, 2000 to December 31, 2000 is fairly stated, in all material respects.


/s/ KPMG LLP

New York, New York
March 23, 2001


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   Management Report on Citibank Credit Card Issuance Trust's Compliance with
                    Article IX, Section 907 of the Indenture
                    ----------------------------------------

Citibank (South Dakota), N.A. ("CBSD") is the Managing Beneficiary of Citibank Credit Card Issuance Trust ("Issuer") and the Servicer of Citibank Credit Card Master Trust I ("Master Trust").

Management of CBSD, as Managing Beneficiary of the Issuer and as Servicer of the Master Trust, is responsible for the preparation of the Issuer's Report each month in compliance with Article IX, Section 907 of the Indenture, dated as of September 26, 2000, between the Issuer and Bankers Trust Company, as Trustee. Management is also responsible for the accuracy of the mathematical calculations of each amount set forth in the Issuer's Report, delivered each month pursuant to Section 907, using CBSD's computer reports which were the source of such amounts.

Management has performed an evaluation of the Issuer's compliance with Article IX, Section 907 of the Indenture, including the accuracy of the related mathematical calculations, for the period from September 26, 2000 to December 31, 2000. Based upon this evaluation, management believes that, for the period from September 26, 2000 to December 31, 2000, the Issuer was materially in compliance with Article IX, Section 907 of the Indenture.


/s/ Kendall Stork
-----------------
Kendall Stork
President

March 23, 2001